Free Writing Prospectus Filed Pursuant to Rule 433

To Prospectus dated April 29, 2015

Preliminary Prospectus Supplement dated May 5, 2015

Registration Statement File No. 333-200749

ANTHEM, INC.

Offering of:

23,500,000 Equity Units

(Initially Consisting of 23,500,000 Corporate Units)

(the “Offering”)

Pricing Term Sheet dated

May 6, 2015

The information in this pricing term sheet relates to the Offering and should be read together with the preliminary prospectus supplement dated May 5, 2015 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and the related base prospectus dated April 29, 2015, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (Registration Statement File No. 333-200749). Terms used but not defined herein, with respect to the Offering, have the meanings ascribed to them in the Preliminary Prospectus Supplement. The Company has increased the size of the Offering to 23,500,000 Equity Units (or 25,000,000 Equity Units if the underwriters’ over-allotment option is exercised in full). The final prospectus supplement relating to the Offering will reflect conforming changes relating to such increase in the size of the Offering.

Company	Anthem, Inc., an Indiana corporation

Company Stock Ticker	New York Stock Exchange “ANTM”

Pricing Date	May 6, 2015

Trade Date	May 7, 2015

Settlement Date	May 12, 2015

Closing Price of the Common Stock on May 6, 2015	$159.85 per share

Registration Format	SEC Registered

Title of Securities	Equity Units that will each have a stated amount of $50.00 and will initially be in the form of a Corporate Unit consisting of a purchase contract issued by the Company and, initially, a 1/20, or 5%, undivided beneficial ownership interest in $1,000 principal amount of 1.90% Remarketable Subordinated Notes due 2028 to be issued by the Company (each such note being referred to herein as an “RSN”)

Number of Equity Units Offered	23,500,000 (or 25,000,000 if the underwriters of the Offering exercise their over-allotment option to purchase up to 1,500,000 additional Corporate Units in full)

Aggregate Offering Amount	$1,175,000,000 (or $1,250,000,000 if the underwriters of the Offering exercise their over-allotment option in full)

Stated Amount per Equity Unit	$50.00

Corporate Unit Public Offering Price	$50.00 per Corporate Unit $1,175,000,000 in aggregate (or $1,250,000,000 if the underwriters of the Offering exercise their over-allotment option in full)

Underwriting Discounts and Commissions

$0.85 per Corporate Unit

$19,975,000 in aggregate (or $21,250,000 if the underwriters of the Offering exercise their over-allotment option in full)

The underwriters of the Offering propose to offer the Corporate Units to dealers at the Corporate Unit Public Offering Price less a concession not in excess of $0.51 per Corporate Unit.

Use of Proceeds	The Company estimates that it will receive net proceeds of approximately $1,151.4 million (or approximately $1,225.1 million if the underwriters of the Offering exercise their over-allotment option in full) from the sale of Corporate Units in the Offering, after deducting the Underwriting Discounts and Commissions and estimated offering expenses. The Company intends to use the net proceeds for general corporate purposes, including, but not limited to, the repurchase of a portion of the Company’s outstanding 2.750% Senior Convertible Debentures due 2042, which accrue interest at a rate of 2.750% per year and mature on October 15, 2042. As of May 6, 2015, the Company has agreed to repurchase approximately $700.5 million aggregate principal amount of its 2.750% Senior Convertible Debentures due 2042.

Interest Rate on the RSNs	1.90% per year subject to the Company’s right to defer interest payments, as described in the Preliminary Prospectus Supplement and subject to modification in connection with a successful remarketing

Deferred Interest on the RSNs	Deferred interest on the RSNs will bear interest at the interest rate applicable to the RSNs, compounded on each interest payment date to, but excluding, the interest payment date on which such deferred interest is paid

Contract Adjustment Payment Rate	3.35% per year or $1.675 per year on the Stated Amount per Equity Unit subject to the Company’s right to defer contract adjustment payments, as described in the Preliminary Prospectus Supplement

Deferred Contract Adjustment Payments	Deferred contract adjustment payments will accrue additional contract adjustment payments at the rate equal to 5.25% per annum compounded on each contract adjustment payment date to, but excluding, the contract adjustment payment date on which such deferred contract adjustment payments are paid

Total Payment Rate on the Corporate Units	5.25% per annum

Floor Price	$143.8650 (subject to adjustment, as described in the Preliminary Prospectus Supplement), which is 90% of the Closing Price of the Common Stock on May 6, 2015

Threshold Appreciation Price	$207.8050 (subject to adjustment, as described in the Preliminary Prospectus Supplement), which represents appreciation of 30% over the Closing Price of the Common Stock on May 6, 2015

Minimum Settlement Rate	0.2406 shares of the Company’s common stock (subject to adjustment, as described in the Preliminary Prospectus Supplement), which is approximately equal to the $50.00 Stated Amount per Equity Unit, divided by the Threshold Appreciation Price

Maximum Settlement Rate	0.3475 shares of the Company’s common stock (subject to adjustment, as described in the Preliminary Prospectus Supplement), which is approximately equal to the $50.00 Stated Amount per Equity Unit, divided by the Floor Price

Purchase Contract Settlement Date	May 1, 2018 (or if such day is not a business day, the following business day)

RSN Maturity Date	May 1, 2028

Book-Running Managers	Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers

Barclays Capital Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Fifth Third Securities, Inc.

Morgan Stanley & Co. LLC

SunTrust Robinson Humphrey, Inc.

UBS Securities LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Mitsubishi UFJ Securities (USA), Inc.

The Huntington Investment Company

Mizuho Securities USA Inc.

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

Listing	The Company intends to apply to list the Corporate Units on the New York Stock Exchange under the symbol “ANTX” and expects trading to commence within 30 days of the date of initial issuance of the Corporate Units, although there is no guarantee that the Corporate Units will be approved for listing.

CUSIP for the Corporate Units	036752 202

ISIN for the Corporate Units	US0367522028

CUSIP for the Treasury Units	036752 301

ISIN for the Treasury Units	US0367523018

CUSIP for the RSNs	036752 AA1

ISIN for the RSNs	US036752AA10

Allocation of the Purchase Price	At the time of issuance, the fair market value of the applicable ownership interest in the RSNs will be $50 (or 100% of the issue price of a Corporate Unit) and the fair market value of each purchase contract will be $0 (or 0% of the issue price of a Corporate Unit).

Early Settlement	Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement” in the Preliminary Prospectus Supplement, a holder of Corporate Units or Treasury Units may settle the related purchase contracts at any time prior to 4:00 p.m., New York City time, on the second business day immediately preceding the Purchase Contract Settlement Date, other than during a blackout period (as described in the Preliminary Prospectus Supplement). An early settlement may be made only in integral multiples of 20 Corporate Units or 20 Treasury Units; however, if the Treasury portfolio has replaced the RSNs as a component of the Corporate Units following a successful optional remarketing, holders of Corporate Units may settle early only in integral multiples of 80,000 Corporate Units. If a purchase contract is settled early, the number of shares of common stock to be issued per purchase contract will be equal to the Minimum Settlement Rate (subject to adjustment, as described in the Preliminary Prospectus Supplement).

Early Settlement Upon a Fundamental Change	Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change,” following a “fundamental change” (as defined in the Preliminary Prospectus Supplement) that occurs prior to the 20th business day preceding the Purchase Contract Settlement Date, each holder of a purchase contract will have the right to accelerate and settle the purchase contract early on the fundamental change early settlement date (as defined in the Preliminary Prospectus Supplement) at the settlement rate determined as if the applicable market value equaled the stock price (as defined in the Preliminary Prospectus Supplement), plus an additional make-whole amount of shares (such additional make-whole amount of shares being hereafter referred to as the “make-whole shares”). This right is referred to as the “fundamental change early settlement right.”

The number of make-whole shares per purchase contract applicable to a fundamental change early settlement will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the “stock price” (as defined in the Preliminary Prospectus Supplement) for the fundamental change:

	Stock Price on Effective Date
Effective Date	$30.00	$50.00	$100.00	$120.00	$130.00	$140.00	$143.87	$145.00	$150.00	$160.00	$180.00	$200.00	$207.81	$215.00	$230.00	$250.00	$300.00	$350.00	$400.00	$450.00	$500.00
May 12, 2015	0.1788	0.1155	0.0258	0.0030	0.0000	0.0000	0.0000	0.0000	0.0000	0.0003	0.0210	0.0377	0.0435	0.0405	0.0351	0.0293	0.0201	0.0151	0.0121	0.0100	0.0085
May 1, 2016	0.1194	0.0739	0.0186	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0151	0.0308	0.0363	0.0331	0.0275	0.0218	0.0137	0.0100	0.0080	0.0067	0.0057
May 1, 2017	0.0617	0.0352	0.0129	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0090	0.0217	0.0266	0.0230	0.0171	0.0119	0.0064	0.0047	0.0039	0.0033	0.0028
May 1, 2018	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The stock prices set forth in the second row of the table above (i.e., the column headers) will be adjusted upon the occurrence of certain events requiring anti-dilution adjustments to the fixed settlement rates in a manner inversely proportional to the adjustments to the fixed settlement rates, as described in the Preliminary Prospectus Supplement.

The exact stock price and effective date applicable to a fundamental change may not be set forth on the table, in which case:

•       if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the amount of make-whole shares will be determined by straight line interpolation between the make-whole share amounts set forth for the higher and lower stock prices and the earlier and later two effective dates based on a 365-day year, as applicable;

•       if the stock price is in excess of $500.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above), then the make-whole share amount will be zero; and

•       if the stock price is less than $30.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above) (the “minimum stock price”), then the make-whole share amount will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above in the first bullet, if the effective date is between two effective dates on the table.

Notwithstanding the foregoing, in no event will the settlement rate per purchase contract exceed 0.5263 shares of common stock, subject to adjustment in the same manner as the fixed settlement rates, as described in the Preliminary Prospectus Supplement.

Unless the Treasury portfolio has replaced the RSNs as a component of the Corporate Units as a result of a successful optional remarketing, holders of Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 20 Corporate Units. If the Treasury portfolio has replaced the RSNs as a component of Corporate Units, holders of the Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 80,000 Corporate Units. A holder of Treasury Units may exercise the fundamental change early settlement right only in integral multiples of 20 Treasury Units.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates (File No. 333-200749). Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the Offering will arrange to send you the base prospectus and the Preliminary Prospectus Supplement if you request them by calling Credit Suisse Securities (USA) LLC at 800-221-1037 or BofA Merrill Lynch at 866-500-5408.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying base prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying base prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying base prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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